As filed with the Securities and Exchange Commission on July 7, 2005

Registration No. 333-123841

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CRYOCOR, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	33-0922667
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9717 Pacific Heights Blvd.

San Diego, California 92121

(858) 909-2200

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Gregory M. Ayers, M.D., Ph.D.

CryoCor, Inc.

Chief Executive Officer

9717 Pacific Heights Blvd.

San Diego, California 92121

Tel: (858) 909-2200

Fax: (858) 909-2350

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frederick T. Muto, Esq. Matthew T. Browne, Esq. Cooley Godward LLP 4401 Eastgate Mall San Diego, California 92121 Tel: (858) 550-6000 Fax: (858) 550-6420	David W. Pollak, Esq. Stephanie Gulkin Satz, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 Tel: (212) 309-6000 Fax: (212) 309-6001

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

CryoCor, Inc. has prepared this Amendment No. 5 to the Registration Statement on Form S-1 (Reg. No. 333-123841) for the purpose of filing with the Securities and Exchange Commission certain exhibits to the Registration Statement and making a revision to Item 15 of Part II of the Registration Statement. Amendment No. 5 does not modify any provision of the Prospectus that forms a part of the Registration Statement and accordingly such Prospectus has not been included herein.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

Description	Amount to be paid
SEC registration fee	$5,415
NASD filing fee	5,100
Nasdaq Stock Market Listing Application fee	100,000
Blue sky qualification fees and expenses	5,000
Printing and engraving expenses	200,000
Legal fees and expenses	950,000
Accounting fees and expenses	450,000
Transfer agent and registrar fees	10,000
Miscellaneous	74,485

Total	$1,800,000

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or DGCL, provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of directors and officers of the Registrant to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for improper payment of dividends or redemptions of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to the Registrant of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

As permitted by Delaware law, the Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving a director, officer or key employee of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director of the Registrant.

The Registrant has an insurance policy covering its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Prior to the completion of this offering, the Registrant will enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or Securities Act.

Item 15.    Recent Sales of Unregistered Securities.

The following list sets forth information regarding all securities sold by the Registrant since its incorporation in August 2000.

(1)	In August 2000, the Registrant issued an aggregate of 1,881,933 shares of its Series A preferred stock and 17,175 shares of common stock recorded at an aggregate value of $36,000 to CryoGen, Inc. in connection with the Registrant’s spinoff from CryoGen. Upon completion of this offering, these Series A preferred shares will convert into 59,132 shares of the Registrant’s common stock. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act.

(2)	In August 2000, the Registrant issued and sold an aggregate of 1,620,368 shares of its Series B preferred stock to MPM Capital LLC and its affiliates, each of which was an accredited investor at the time of the issuance, at a price of $4.32 per share for aggregate gross proceeds of approximately $7.0 million. Upon completion of this offering, these shares will convert into 455,713 shares of the Registrant’s common stock. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(3)	In July 2001 and May 2002, the Registrant issued two warrants to purchase an aggregate of 570 shares of its common stock, with a weighted average exercise price of $102.91 per share, to General Electric Capital Corporation, an accredited investor at the time of the issuance, in connection with a loan financing. The warrants expire between 2008 and 2009. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(4)	In November 2001, the Registrant issued four warrants to purchase an aggregate of 4,778 shares of its common stock, with a weighted average exercise price of $13.02 per share, to MPM Capital LLC and its affiliates, each of which was an accredited investor at the time of the issuance, in connection with a loan financing. These warrants will terminate upon completion of this offering if and to the extent not exercised prior thereto. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(5)	In January 2002, the Registrant issued and sold an aggregate of 4,456,010 shares of its Series C preferred stock to the following seven investors, each of which was an accredited investor at the time of the issuance, at a price of $2.70 per share for aggregate gross proceeds of approximately $12.0 million: MPM Capital LLC and its affiliates, Healthcare Equity QP Partners, L.P. and its affiliate and Frantz Medical Ventures. Upon completion of this offering, these shares will convert into 922,084 shares of the Registrant’s common stock. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(6)	In February 2003, the Registrant entered into a warrant and note purchase agreement with MPM Capital LLC, Healthcare Equity Partners, L.P. and their affiliates, each of which was an accredited investor at the time of the issuance, under which these entities loaned the Registrant $3 million in consideration for promissory notes issued in February and March 2003. The notes accrued interest at a rate of 7 1/2% per year and were automatically convertible into shares of the Registrant’s preferred stock in the event the Registrant completed an equity financing of at least $15 million on or before February 3, 2004. The Registrant repaid all principal and interest accrued under the notes, and the notes terminated, on February 3, 2004.

As part of the same loan financing, the Registrant issued and sold twelve warrants to purchase an aggregate of 146,326 shares of its common stock, with a weighted average exercise price of $8.37 per share, to MPM Capital LLC, Healthcare Equity Partners, L.P. and their affiliates, each of which was an accredited investor at the time of the issuance and sale. These warrants will terminate upon completion of this offering if and to the extent not exercised prior thereto.

The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(7)	In June 2003 and May 2004, the Registrant issued and sold an aggregate of 138,975,873 shares of its Series D redeemable convertible preferred stock to the following eighteen investors, each of which was an accredited investor at the time of the issuance, at a price of $0.1984 per share for aggregate gross proceeds of approximately $27.5 million: William Blair Capital Partners and its affiliate, OrbiMed Capital Advisors and its affiliates, Oakwood Capital and its affiliate, Community Investment Partners IV, LLP, LLLP, MPM Capital LLC and its affiliates, Healthcare Equity QP Partners, L.P. and its affiliate, Frantz Medical Ventures, Technology Partners Fund V, L.P., the Larry Haimovitch 2000 Separate Property Revocable Trust and James Weiner. Upon completion of this offering, these shares will convert into 4,483,095 shares of the Registrant’s common stock. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(8)	In August 2003, the Registrant issued a warrant to purchase an aggregate of 14,633 shares of the Registrant’s common stock with an exercise price of $6.15 per share to Comerica Bank, an accredited investor at the time of the issuance, in connection with a loan financing. The warrant will terminate in August 2013. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(9)	In November 2004, the Registrant issued and sold 16,425 shares of its common stock to Peter Wulff, a former executive officer of the Registrant and an accredited investor at the time of the issuance, at a price of $0.62 per share for an aggregate purchase price of approximately $10,200, in connection with a settlement agreement between the Registrant and Mr. Wulff. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(10)	In December 2004, the Registrant issued 8,709 shares of its common stock, valued at $0.62 per share, to William Bradley, an accredited investor at the time of the issuance, in connection with a professional services agreement. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(11)	In March 2005, the Registrant entered into a loan and security agreement with Horizon Technology Funding Company, LLC, or Horizon, under which Horizon loaned the Registrant $7 million in consideration for a promissory note. The note accrues interest at a rate of 11.25% per year, subject to adjustment in accordance with the terms of the loan and security agreement. Interest only payments are due through June 2007, at which time the principal is due and payable.

As part of the same loan financing, the Registrant issued and sold two warrants to purchase an aggregate of 2,116,940 shares of its Series D redeemable convertible preferred stock, with a weighted average exercise price of $.1984 per share, to affiliates of Horizon, each of which was an accredited investor at the time of the issuance and sale. These preferred shares are convertible into 68,288 shares of common stock. These warrants will terminate in March 2015.

The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(12)	In March 2005, the Registrant entered into a commitment agreement with the following eleven investors, each of which was accredited at the time of the execution of such agreement: MPM Capital LLC and its affiliates, William Blair Capital Partners VII, QP and its affiliate, OrbiMed Associates, LLC and its affiliates and Healthcare Equity QP Partners, L.P. and its affiliate. Pursuant to this agreement, such investors may become obligated to purchase from the Registrant an aggregate of 25,201,608 shares of Series D redeemable convertible preferred stock at a price of $.1984 per share in the event the Registrant does not raise at least $10 million in aggregate proceeds through the sale of its capital stock in an underwritten public offering or private equity financing prior to certain dates described in the commitment agreement.

Concurrently with the issuance of the shares of Series D redeemable convertible preferred stock pursuant to the commitment agreement, the Registrant will be obligated to issue and sell warrants to purchase up to an aggregate of 162,586 shares of its common stock, with a weighted average exercise price of $.1984 per share, to the purchasers of the shares. These warrants will terminate ten years after the date they are issued.

The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(13)	From the Registrant’s inception through April 30, 2005, the Registrant granted stock options under its 2000 Stock Option Plan to purchase 1,334,285 shares of the Registrant’s common stock (net of expirations and cancellations) to its employees, directors and consultants, having exercise prices ranging from $0.62 to $13.02 per share. Of these, options to purchase 229,149 shares of common stock have been exercised through April 30, 2005 for aggregate consideration of $174,000, at exercise prices ranging from $0.62 to $13.02 per share.

The offers, sales and issuances of the securities described in paragraph (13) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the Registrant’s employees, directors or bona fide consultants and received the securities under the Registrant’s 2000 Stock Option Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Number	Description of Document
1.1(1)	Form of Underwriting Agreement.
3.1	Registrant’s Amended and Restated Certificate of Incorporation, as currently in effect.
3.2(1)	Form of Registrant’s Amended and Restated Certificate of Incorporation to become effective upon completion of this offering.
3.3(1)	Registrant’s Bylaws, as currently in effect.
3.4(1)	Form of Registrant’s Amended and Restated Bylaws to become effective upon completion of this offering.
4.1(1)	Form of Common Stock Certificate of the Registrant.
4.2(1)	Amended and Restated Investor Rights Agreement dated June 4, 2003 between the Registrant and certain of its stockholders.
5.1	Opinion of Cooley Godward LLP.

Number	Description of Document
10.1(1)(2)	Form of Indemnity Agreement by and between Registrant and its directors and executive officers.
10.2(1)(2)	2000 Stock Option Plan and Forms of Stock Option Agreement and Form of Notice of Grant of Stock Option thereunder.
10.3(1)(2)	2005 Equity Incentive Plan and Forms of Stock Option Agreement and Form of Stock Option Grant Notice thereunder.
10.4(1)(2)	2005 Non-Employee Directors’ Stock Option Plan and Form of Stock Option Agreement and Forms of Stock Option Grant Notice thereunder.
10.5(1)(2)	2005 Employee Stock Purchase Plan and Form of Offering Document thereunder.
10.6(1)(2)	Fourth Amended and Restated Executive Employment Agreement made effective as of November 30, 2002, between the Registrant and Gregory M. Ayers, as amended.
10.7(1)(2)	Employment Agreement made effective as of January 17, 2005, by and between the Registrant and Edward F. Brennan.
10.8(1)(2)	Executive Employment Agreement made effective as of July 1, 2004, by and between the Registrant and Gregory J. Tibbitts.
10.9(1)(2)	Executive Employment Agreement made effective as of November 12, 2004, by and between the Registrant and David Lentz.
10.10(1)(2)	Employment Offer Letter Agreement dated September 27, 2000, between the Registrant and Russell Olson.
10.11(1)	Lease made as of November 1, 2000 between the Registrant and The Irvine Company, as amended.
10.12(1)(3)	Contribution Agreement entered into as of August 31, 2000, by and between the Registrant and CryoGen, Inc.
10.13(1)(3)	License Agreement entered into as of August 31, 2000, by and between the Registrant and CryoGen, Inc.
10.14(1)	Venture Loan and Security Agreement dated March 18, 2005, by and between the Registrant and Horizon Technology Funding Company LLC.
10.15(1)	Commitment Agreement entered into as of March 24, 2005 among the Registrant and certain of its stockholders.
10.16(1)(3)	Research and Development Agreement entered into as of August 31, 2000, by and between the Registrant and CryoGen, Inc.
21.1(1)	List of Subsidiaries.
23.1(1)	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1(1)	Power of Attorney.

(1)	Previously filed.
(2)	Indicates management contract or compensatory plan.
(3)	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b) Financial statement schedules.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Excess and Obsolete Inventory(1)
Balance at December 31, 2001	$—
Provision	96,000
Write-offs and recoveries, net	—

Balance at December 31, 2002	96,000
Provision	9,000
Write-offs and recoveries, net	(88,000)

Balance at December 31, 2003	17,000
Provision	68,000
Write-offs and recoveries, net	(5,000)

Balance at December 31, 2004	$80,000

(1)	The provision was charged against cost of sales.

No other financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 7th day of July, 2005.

CryoCor, Inc.

By:	/s/ EDWARD F. BRENNAN
Edward F. Brennan President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GREGORY M. AYERS, M.D., PH.D.* Gregory M. Ayers, M.D., Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	July 7, 2005

/s/ GREGORY J. TIBBITTS* Gregory J. Tibbitts	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	July 7, 2005

/s/ ROBERT ADELMAN, M.D.* Robert Adelman, M.D.	Director	July 7, 2005

/s/ DAVID J. COONEY* David J. Cooney	Director	July 7, 2005

/s/ JERRY C. GRIFFIN, M.D., FACC* Jerry C. Griffin, M.D., FACC	Director	July 7, 2005

/s/ ARDA MINOCHERHOMJEE, PH.D.* Arda Minocherhomjee, Ph.D.	Director	July 7, 2005

/s/ KURT C. WHEELER* Kurt C. Wheeler	Director	July 7, 2005

* Pursuant to Power of Attorney

/S/ EDWARD F. BRENNAN, PH.D.
Edward F. Brennan, Ph.D. Attorney-in-Fact

Exhibit Index

Number	Description of Document
1.1(1)	Form of Underwriting Agreement.
3.1	Registrant’s Amended and Restated Certificate of Incorporation, as currently in effect.
3.2(1)	Form of Registrant’s Amended and Restated Certificate of Incorporation to become effective upon completion of this offering.
3.3(1)	Registrant’s Bylaws, as currently in effect.
3.4(1)	Form of Registrant’s Amended and Restated Bylaws to become effective upon completion of this offering.
4.1(1)	Form of Common Stock Certificate of the Registrant.
4.2(1)	Amended and Restated Investor Rights Agreement dated June 4, 2003 between the Registrant and certain of its stockholders.
5.1	Opinion of Cooley Godward LLP.
10.1(1)(2)	Form of Indemnity Agreement by and between Registrant and its directors and executive officers.
10.2(1)(2)	2000 Stock Option Plan and Forms of Stock Option Agreement and Form of Notice of Grant of Stock Option thereunder.
10.3(1)(2)	2005 Equity Incentive Plan and Forms of Stock Option Agreement and Form of Stock Option Grant Notice thereunder.
10.4(1)(2)	2005 Non-Employee Directors’ Stock Option Plan and Form of Stock Option Agreement and Forms of Stock Option Grant Notice thereunder.
10.5(1)(2)	2005 Employee Stock Purchase Plan and Form of Offering Document thereunder.
10.6(1)(2)	Fourth Amended and Restated Executive Employment Agreement made effective as of November 30, 2002, between the Registrant and Gregory M. Ayers, as amended.
10.7(1)(2)	Employment Agreement made effective as of January 17, 2005, by and between the Registrant and Edward F. Brennan.
10.8(1)(2)	Executive Employment Agreement made effective as of July 1, 2004, by and between the Registrant and Gregory J. Tibbitts.
10.9(1)(2)	Executive Employment Agreement made effective as of November 12, 2004, by and between the Registrant and David Lentz.
10.10(1)(2)	Employment Offer Letter Agreement dated September 27, 2000, between the Registrant and Russell Olson.
10.11(1)	Lease made as of November 1, 2000 between the Registrant and The Irvine Company, as amended.
10.12(1)(3)	Contribution Agreement entered into as of August 31, 2000, by and between the Registrant and CryoGen, Inc.
10.13(1)(3)	License Agreement entered into as of August 31, 2000, by and between the Registrant and CryoGen, Inc.
10.14(1)	Venture Loan and Security Agreement dated as of March 18, 2005, by and between the Registrant and Horizon Technology Funding Company LLC.
10.15(1)	Commitment Agreement entered into as of March 24, 2005 among the Registrant and certain of its stockholders.
10.16(1)(3)	Research and Development Agreement entered into as of August 31, 2000, by and between the Registrant and CryoGen, Inc.
21.1(1)	List of Subsidiaries.
23.1(1)	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1(1)	Power of Attorney.

(1)	Previously filed.
(2)	Indicates management contract or compensatory plan.
(3)	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.